October 22, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 362-2902.

F. Morgan Gasior
Chairman of the Board
BankFinancial Corp.
15 W060 North Frontage Road
Burr Ridge, Illinois 60527

Re:	BankFinancial Corporation
	Form S-1 filed September 23, 2004
	File No. 333-

Dear Mr. Gasior:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General Comments on this Filing
1. Advise the staff why BankFinancial chose to incorporate as a Maryland Corporation.
Cover Page
2. Revise your disclosure on the cover page to indicate the various groups that will receive preference in granting subscriptions, and the order of preference for the groups.
3. Please clarify that if you exceed the maximum or lower the minimum below the 12.75 million shares, you will refund the money promptly and if you extend the offering, upon approval by the OTS, you will resolicit subscribers. Make similar changes throughout the document wherever this situation is discussed.
Table of Contents
4. Add Plan of Distribution to the table of contents.
Summary - page 1
5. The Summary should present a concise, but complete, picture of your company, its strategy and the challenges and risks that it faces. We note your discussion regarding some of the operational changes that management has implemented over the past few years and
the discussion of your growth strategy.   However, you do not discuss
some of the operational challenges and larger operational changes that have occurred, particularly over the last full fiscal year and the stub period. For example, you have run net losses in each of the periods, largely due to restructuring of your balance sheet. Similarly, your net interest margin and interest income in general have declined over the same period. Revise the Summary so all relevant portions of your company`s situation are presented in a balanced manner.

Business Strategy - page 2
6. Please clarify whether you have any current plans, arrangements or agreements to enter into any acquisition of other banking franchises, other businesses or branch sites. Make similar changes throughout the document to clarify wherever you make this disclosure.
How we determined the Offering Range an the $10.00 Per Share Offering Price - page 5
7. Expand your discussion of the discount on a price-to-book basis that is implied by RP Financial`s appraisal. In particular, please point to the specific reasons highlighted by RP Financial to explain the discount. We note that most of the valuation adjustments mentioned called for increasing the valuation.
8. Revise your disclosure to note how RP Financial was able to determine your price to earnings ration, particularly given that you generated net losses for the 6-month and 12-month periods mentioned. The disclosure in this section should give a concise description of the assumptions used, and cross reference to a far more extensive discussion included in your discussion of the determination of the offering amount beginning on page 118.
How We Intend to Use the Proceeds of the Offering - page 10
9. Clarify whether management currently intends to pay dividends in the next 12 months.
Deadline for Orders of Common Stock - page 11
10. Please confirm to the staff that the fact that you may proceed even if some eligible account holders have not been notified regarding their subscription rights is permissible under the regulations of all relevant financial regulators, particularly the OTS.
Benefits to Management and Potential Dilution to Stockholders... - page 12
11. We note that you have used the $10.00 offering price to value the cost of the Recognition and Retention Plan. We also note your disclosure regarding the price increases that your peer group companies have experienced over the six-month period that you must wait prior to seeking approval for the plan. Please add a table that provides a more extensive analysis of the potential cost of the plan. We note that many recent conversions have used a range of potential prices to demonstrate the potential cost of such a plan.
Conditions to Completion of the Conversion and the Offering - page 13
12. Revise this section, or another section of the Summary, to clarify when you intend to conduct the meeting of the members of BankFinancial MHC to approve the conversion.
Risk Factors - page 15
13. Please supplementally tell us how you considered the requirements of FIN 45 regarding your joint payee status on working capital lines of credit secured by government accounts receivable.
Our Nonresidential Real Estate Loans...;Our Concentration of Loans in the Healthcare Industry... - page 15
14. Revise these risk factors to note whether or not you have experienced any losses on these loans and, if so, the amount of those losses.
The Net Realizable Value of Our Investment Securities... - page 17
15. Please revise this risk factor to specifically discuss your impairment charges from your investment in the Freddie Mac and Fannie Mae securities. Also, please clarify the amount of your assets held in your investment securities portfolio.

Our Return on Stockholders` Equity Will Continue to Be Low...- page
18
16. Revise this risk factor to disclose your current and pro forma ROE as well as the ROE of your peer group.
We May Pursue Acquisitions to Supplement Internal Growth - page 18
17. Revise the heading of this risk factor so that it more clearly describes why your possible acquisition growth strategy presents a risk to an investment in BankFinancial`s shares.
The Loss of One or More Key Personnel...- page 19
18. The Risk Factors section should discuss only those risks that uniquely affect an investment in your securities, and should avoid discussions of risks that could apply to any company. All companies are reliant upon their key officers and employees. Please note particular reasons that BankFinancial is particularly dependent upon their key employees and highlight particular reasons that the reliance is a risk. Do you have non-compete clauses in your employment contracts with your officers? Do some of your branch level managers lack contracts or non-compete restrictions? The investor must be able to understand why management believes that this risk is both material and unique to your company.
Our Ability to Originate Commercial...Loans is Restricted... - page
19
19. Revise this risk factor to clarify what your current amount of QTL assets is, and the minimum standard that you must meet in order to meet the QTL test. Also, please clarify why moving to a bank charter represents a risk to your investors.

Our Stock-Based Benefit Plans will Increase Our Costs... - page 20
20. Revise this risk factor to clarify whether you intend to present these plans to the shareholders within the next 12 months. Make similar changes to the relevant disclosure in the Summary.
Various Factors May Make Takeover Attempts More Difficult to Achieve
- page 21
21. Revise the heading to this risk factor to clarify why the anti-takeover protections that you enjoy represent risks to the investors in your shares.
International Events May Adversely Affect Financial Markets... - page
22
22. The Risk Factors section should discuss only those risks that uniquely affect an investment in your securities, and should avoid discussions of risks that could apply to any company. Either remove this risk factor as a discussion of a generic risk, or add additional disclosure to note why BankFinancial is particularly vulnerable in the event of disruptions to the financial markets.

Selected Consolidated Financial and Other Data - page 23
23. Please revise your introductory paragraph to clarify that the information at June 30, 2004 and for the six months ended June 30, 2004 and 2003 is derived from unaudited financial statements.
24. Please revise your calculation of the efficiency ratio in accordance with the definition utilized by the Office of Thrift Supervision. Alternatively, advise us how your current calculation is in accordance with Item 10 of Regulation S-K and revise to provide the additional disclosures required by Item 10 when presenting a non-GAAP financial measure.
Our Dividend Policy - page 28
25. This disclosure is so vague and couched in qualified terms as to render the disclosure largely uninformative to the investor. Please clarify the restrictions on your current capital, with regard to the payment of dividends to your shareholders, the availability of future income to pay dividends, the regulatory restrictions that you face and management`s current intentions to pay dividends, in as much detail as possible.

Pro Forma Data - page 32
26. Please remove the last paragraph on page 33. This information is presented verbatim in the preceding paragraph. Alternatively, remove the information from the preceding paragraph.
Management`s Discussion and Analysis - page 38

General comments on this section
27. We note that you have engaged in an aggressive growth strategy over the past three years, and that you have indicated in the Summary, Risk Factors and Use of Proceeds Sections that you are planning to pursue additional acquisitions. Please use this section to discuss management`s short-term and long-term growth plans. Has management begun to search for additional acquisition targets, or de novo branch sights? Are there other plans to use your banks new capital to expand the franchise? The investor must be able to understand how the changes to your financial resources will affect the company and management`s strategy going forward.
28. Similarly, please add some disclosure regarding your capital structure and cost of funds to discuss the impact of your debt repayment with the funds from the offering.

Composition and Cost of Funding - page 39
29. Revise this section to discuss the cost and structure of the funds that you used to replace the FHLB advances that you terminated during the reporting period at a total cost of $23.7 million.

Core Deposit Intangible Amortization - page 40
30. Please supplementally tell us the method being used to amortize the core deposit intangible asset.
Intangible Assets - page 45
31. Revise this section to note the total amount of the intangible assets on you balance sheet.
Management of Interest Rate Risk: Quantitative Analysis - page 46
32. We note your reference to management using by the GAP and NPV measurements to evaluate your exposure to interest rate risk. However, we are not able to find any discussion of your GAP exposure. Please add such a discussion and an accompanying tabular presentation, to your next amendment.

Critical Accounting Policies - page 63
33. Please revise to expand the discussion of your allowance for loan losses to disclose specifically why your estimates bear the risk of change and provide an analysis of your sensitivity to change based on other outcomes that are reasonably likely to occur. Provide quantitative information to the extent it is available and will provide material information to investors. Refer to Item V of Release 33-8350.
34. Please revise to expand the discussion of mortgage servicing rights to provide an analysis of your sensitivity to change based on other outcomes that are reasonably likely to occur. Provide quantitative information to the extent it is available and will provide material information to investors. Refer to Item V of Release 33-8350.

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

Net Interest Income - page 56
35. Please supplementally tell us how the redemption of trust preferred securities resulted in amortization expense.

Provision for Loan Losses - page 57
36. Please revise to include a discussion of the significant recoveries recorded in 2002 and 2003, which resulted in a credit for loan losses. Based on the information in the table on page 78, $275,000 of nonresidential real estate loans was recovered in 2002 and 2003. However, there have been no charge-offs of nonresidential real estate loans in the 3 years preceding 2002. It appears charge-offs in this loan category for 2002 and 2003 are not related to these recoveries. Alternatively, you may include this discussion elsewhere in the prospectus.

Commitments - page 62
37. Please describe how you consider commitments to extend credit in determining the provision for loan losses and where the allowance for these commitments is recorded in the financial statements.
Business of BankFinancial - page 64
Loans to One Borrower - page 73
38. Revise this section to note your current loans to one borrower limit.

Equity Securities - page 81
39. Please supplementally tell us management`s intent regarding holding or selling the Fannie Mae and Freddie Mac floating rate preferred stock.
Sources of Funds - page 86
40. We note your disclosure that you "generally do not solicit" brokered deposits. Please clarify whether or not you have any brokered deposits and the total amount of any brokered deposits. Management of BankFinancial Corporation - page 100

Transactions with Certain Related Persons - page 112
41. Please confirm that the amount paid to Mr. Harnett`s firm represents less than 5% of the firm`s receipts during the 2003 fiscal year. Please refer to Item 404 of Regulation S-K.
Stock Information Center - page 131
42. Please confirm that the only information available to investors at the Stock Information Center would be information contained in a valid prospectus and that any other activities will be ministerial in nature.
Material Income Tax Consequences - page 133
43. It would appear that the opinion expressed in item 7 results from your tax counsel relying upon an assumption of a legal conclusion. Whether the subscription rights have no value is both a question of fact and a question of legal interpretation. Please revise the opinion to clarify what information from RP Financial your counsel is relying upon and clarify whether there is doubt about the opinion expressed in item 7.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Loan Commitments and Related Financial Instruments - page F-11
44. Please revise to disclose how you consider commitments to extend credit in determining the provision for loan losses and where the allowance for these commitments is recorded in the financial statements.

Cash Flows Reporting - page F-11
45. Please revise to discuss your accounting treatment of cash held for payment of borrowers taxes and insurance and any other restrictions on cash.

New Accounting Standards - page F-11
46. Please revise to disclose where the fair value of loan commitments that meet the definition of a derivative instrument are recorded on the balance sheet.


Note 4 - Secondary Mortgage Market Activities - page F-18
47. Please revise your financial statements to provide the disclosures required by paragraph 17 of SFAS 140 as it relates to your retention of mortgage servicing rights.

Note 7 - Premises and Equipment - page F-20
48. Please supplementally tell us why data processing and equipment expenses are included in depreciation and amortization expense.

Note 8 - Goodwill and Core Deposit Intangible - page F-22
49. Mortgage servicing rights meet the definition of intangible assets as defined in SFAS 141. Please revise your financial statements to provide the disclosures required by paragraphs 44 and 45 of SFAS 142 for these intangible assets.

Note 10 - Borrowings - page F-24
50. Please supplementally advise us how you determined the amount of the prepayment penalty to recognize immediately and the amount to be deferred and amortized as a yield adjustment. Specifically reference the guidance for each in EITF 96-19.
51. Please revise to disclose the amount of FHLB advances retired and the amount and remaining life of the advances refinanced.

Note 11 - Regulatory Matters - page F-27
52. Please provide regulatory capital disclosures for BankFinancial MHC. Refer to paragraph 17 of Chapter 17 of the AICPA Audit and
Accounting Guide for Depository and Lending Institutions.

Note 15 - Fair Values of Financial Instruments - page F-33
53. Your disclosure suggest that quoted market prices may be obtained as of a date prior to the balance sheet date and therefore may be too outdated to use. We would expect them to be obtained as of the balance sheet date. Please revise your disclosure to clarify when you do not use quoted market prices. Consult the guidance in SFAS 107.

Note 16 - Other Comprehensive Income (Loss) - page F-35
54. Please revise to disclose the amount of tax expense or benefit allocated to each component of other comprehensive income. Refer to paragraph 25 of SFAS 130.

Note 17 - Parent Company Only Condensed Financial Information

Condensed Statements of Income - page F-36
55. Your statement reflects equity in undistributed (overdistributed) subsidiary income (loss). Please supplementally advise us the nature of any overdistributed amounts. Alternatively, revise these statements.

 Adoption of Plan of Conversion and Reorganization - page F-38
56. Please revise your liquidity and capital resources section of Management`s Discussion and Analysis to discuss the impact and any restrictions on liquidity as a result of the liquidation account to be established at the time of the conversion. Refer to Item 303 of Regulation S-K.

Undertakings - page II-4
57. Please add the undertaking required by Item 512(f) of Regulation S-K, or advise the staff why you did not include the undertaking.

*	*	*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at (202) 942-1772 any other questions regarding this review.


						Sincerely,



						Michael Clampitt
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (202) 362-2902
Edward Quint, Esquire
Robert Pomerenk, Esquire
Luse, Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 274-2000
BankFinancial Corporation
F. Morgan Gasior
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